VIA EDGAR

November 29, 2012

Mr. Chad Eskildsen

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Mr. Eskildsen:

This letter responds to the comments on (i) Post-Effective Amendment No. 65 to the Registrant’s registration statement on Form N-1A (“PEA 65”) on behalf of the Wasatch Long/Short Fund (the “Fund”) filed on EDGAR on October 2, 2012 and (ii) the Registrant’s Annual Report dated September 30, 2011 filed in Form N-CSR which was filed on EDGAR on December 2, 2011 that were provided to me by telephone on Wednesday, November 14, 2012 by the Securities and Exchange Commission (the “SEC”).

Annual Report

1.        SEC Comment:        The SEC notes that Registrant discloses that the Wasatch Strategic Income Fund has invested in business development companies (“BDCs”). Please confirm that all fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more BDCs (“acquired fund fees and expenses”) are considered for purposes of determining whether the Fund should include a separate subcaption on its prospectus Fee Table in accordance with the Instruction 3(f) to Item 3 of Form N-1A.

Response:        Registrant confirms that the Wasatch Strategic Income Fund follows the instructions to Item 3 of Form N-1A in calculating its acquired fund fees and expenses to disclose in the expense table of its prospectus. Registrant monitors acquired fund fees and expenses on an ongoing basis and includes a separate subcaption on the fee table for acquired fund fees and expenses as required under Instruction 3(f) to Item 3 of Form N-1A.

To the extent the aggregate acquired fund fees and expenses associated with the BDCs or other qualifying investment companies is equal to or greater than 0.01% of the average assets of the Fund, the appropriate disclosures are made in the Fund’s prospectus. Registrant notes that, in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A, if acquired fund fees and expenses do not exceed 0.01% of the average assets of the Fund, Registrant includes acquired fund fees and expenses in the expenses disclosed under the “Other Expenses” subcaption in lieu of including a separate subcaption on the fee table.

Prospectus

2.        SEC Comment:        In the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus, please delete “Short-Term” from “Short-Term Redemption Fee.”

Response:        The Registrant will make the change as requested.

3.        SEC Comment:        In the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus, please change the title of the table from “Annual Operating Expenses” to “Annual Fund Operating Expenses.”

Response:        The Registrant will make the change as requested.

4.        SEC Comment:        In the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus, please add a line item for “Dividend Expense on Short Sales/Interest Expense”.

Response:        The Registrant will make the change as requested.

5.        SEC Comment:        In Footnote 1 to the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus, please revise the footnote to include who can terminate the expense reimbursement and under what circumstances as required by Item 3, Instruction 3(e) of Form N-1A.

Response:        The Registrant will make the change as requested.

6.        SEC Comment:        Please provide a copy of the annual fund operating expense table and expense examples table.

Response:

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

Institutional Class Shares
Management Fee	1.10%
Distribution/Service (12b-1) Fee	None
Dividend Expense on Short Sales/Interest Expense[1]	0.24%
Other Expenses[2]	0.10%
Total Annual Fund Operating Expenses[2]	1.44%
Expense Reimbursement	(0.03)%
Total Annual Fund Operating Expenses After Expense Reimbursement	1.41%

1 Dividends on short sales are the dividends paid to the lenders of borrowed securities. The expenses related to dividends on short sales are estimated and will vary depending on whether the securities the Fund sells short pay dividends and on the amount of any such dividends. Expenses also include borrowing costs paid to the broker in connection with borrowing the security to be sold short. The rate paid by brokers varies by security.

2 Other Expenses of the Institutional Class are estimated based on actual expenses for the Fund during the most recent fiscal year. Wasatch Advisors, Inc., the Fund’s investment advisor, has contractually agreed to reimburse the Institutional Class shares of the Fund for Total Annual Fund Operating Expenses in excess of 1.17% (excluding dividend expense on short sales/interest expense, interest, taxes, brokerage commissions, other investment related costs and extraordinary expenses) until at least January 31, 2014. The Advisor may rescind the contractual limitation on expenses at any time after its expiration date.

EXAMPLE

This example is intended to help you compare the cost of investing in the Institutional Class of the Fund with the cost of investing in other mutual funds. The example assumes that you invested $10,000 in the Institutional Class of the Fund for the time periods indicated and then redeemed all of your shares at the end of those periods. The example also assumes that your investment had a 5% return each year and that the Fund’s operating expenses (as a percentage of net assets) remained the same. The example reflects contractual fee waivers and reimbursements through January 31, 2014. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Long/Short Fund – Institutional Class Shares	$144	$453	$785	$1,723

7.        SEC Comment:        In the section entitled “Summary-Principal Strategies” in the Prospectus, the fourth to last paragraph states that “The Fund may invest in fixed income securities consisting of corporate notes, bonds and debentures, including those that are rated less than investment grade at the time of purchase.” Please provide that maturity for the fixed income securities (i.e., short-term or long-term maturity).

Response:        The Registrant will make the change as requested.

8.        SEC Comment:        In the section entitled “Summary-Historical Performance” in the Prospectus, please incorporate footnote 1 to the bar chart table into the first paragraph of that section.

Response:        The Registrant will make the change as requested.

9.        SEC Comment:        In the section entitled “Additional Information About the Fund-Principal Investment Strategies and Principal Risks” in the Prospectus, the disclosure has exchange traded funds and initial public offerings listed as principal investment strategies and principal risks. Please confirm that they are principal investment strategies and risks. Please include disclosure in the Summary section of the Prospectus if such investments are principal.

Response:        The Registrant confirms that investing in Initial public offerings is a principal investment strategy of the Fund and such disclosure is included in the sections Summary-Principal Investment Strategies and Summary-Principal Risks.

The Fund does not intend to invest a significant amount of its assets in exchange traded funds. Various exchange traded funds (“ETFs”) have received exemptive relief from Section 12(d)(1) of the 1940 Act permitting other investment companies (such as the Wasatch Funds), to invest in the respective ETF beyond the limitations imposed by Section 12(d)(1) of the 1940 Act (the “ETF Orders”). Wasatch Funds rely on certain ETF Orders and therefore may invest in the respective ETFs beyond the limits of Section 12(d)(1), subject to the terms and conditions of the ETF Orders. In general terms, the ETF Orders permit investing funds and their affiliates to purchase up to 25% of the voting securities of the ETF, subject to various terms and conditions designed to address the concerns underlying Section 12(d)(1). Additionally, the ETF Orders permit purchasing funds to exclude certain covered ETFs from the 10% investment company holdings limits imposed by Section 12(d)(1)(A)(iii). Among other things, the ETF orders also generally require the investing funds to provide certain disclosure regarding these investments if certain thresholds are met.

The ETF disclosure is intended to comply with the ETF Orders.

10.        SEC Comment:        In the section entitled “Additional Information About the Fund-Principal Investment Strategies and Principal Risks” in the Prospectus, the disclosure has exchange traded funds. Please confirm if the Fund invests in exchange traded funds then the Fund if applicable will disclose a line item in the fee table for acquired fund fees and expenses.

Response:        Registrant confirms that the Fund follows the instructions to Item 3 of Form N-1A in calculating its acquired fund fees and expenses to disclose in the expense table of its prospectus. Registrant monitors acquired fund fees and expenses on an ongoing basis and includes a separate subcaption on the fee table for acquired fund fees and expenses as required under Instruction 3(f) to Item 3 of Form N-1A.

To the extent the aggregate acquired fund fees and expenses associated with exchange traded funds or other qualifying investment companies is equal to or greater than 0.01% of the average assets of the Fund, the appropriate disclosures are made in the Fund’s prospectus. Registrant notes that, in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A, if acquired fund fees and expenses do not exceed 0.01% of the average assets of the Fund, Registrant includes acquired fund fees and expenses in the expenses disclosed under the “Other Expenses” subcaption in lieu of including a separate subcaption on the fee table.

11.        SEC Comment:        In the section entitled “Account Policies-Selling (Redeeming) Shares” in the Prospectus, the disclosure notes that redemption proceeds can also be sent by wire ($15.00 fee) or electronic funds transfer to your preauthorized bank account. Please disclose the wire fee in the Shareholder Fee Table in the Summary section of the Prospectus.

Response:        Item 11(c) of Form N-1A states that the Fund describe the procedures for redeeming the Fund’s shares. The Registrant believes that the wire fee is appropriately disclosed in the current section in the Prospectus and therefore does not have to be included in the Shareholder Fee Table. Moreover, this fee is not applicable to all shareholders, but rather only those initiating a wire transfer. Accordingly, the Registrant respectfully declines to incorporate the staff’s comment.

12.        SEC Comment:        In the section entitled “Other Information” in the Prospectus, please change the zip code for the Securities and Exchange Commission from 20549-0102 to 20549-1520.

Response:        The Registrant will make the change as requested.

Statement of Additional Information

13.        SEC Comment:        In the section “Management of the Trust-Compensation” in the Statement of Additional Information, please revise the compensation table to include the number of series in the Fund complex.

Response:        The Registrant will make the change as requested.

14.        SEC Comment:        In the section “Portfolio Management-Wasatch Advisors, Inc.—Portfolio Management Team Compensation-Performance Bonus” in the Statement of Additional

Information, please disclose (i) if performance bonus is based on pre-tax or post-tax performance and (ii) indices and/or peer groups utilized to evaluate performance.

Response:        The Registrant will revise the disclosure to indicate that the performance bonus is based on pre-tax performance and that peer groups are utilized to evaluate performance.

******

Please call me at (617) 662-3969 if you have any further questions.

You requested that the Registrant make certain representations concerning the Registration Statement on Form N-1A and the response being made to the comments received. These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Managing Counsel

cc:	R. Biles

EXHIBIT

[Wasatch Funds Letterhead]

Via EDGAR Correspondence

November 29, 2012

Mr. Chad Eskildsen

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Mr. Eskildsen:

In connection with a response being made on behalf of Wasatch Funds Trust (“Registrant”) to comments you provided on November 14, 2012 with respect to Post-Effective Amendment No. 65 to the Registrant’s registration statement on Form N-1A (“PEA 65”) on behalf of the Wasatch Long/Short Fund, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in PEA 65;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in PEA 65 reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to PEA 65; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We trust that the foregoing is responsive to your request made on November 14, 2012. Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles

Russell L. Biles

Secretary of the Trust

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